Schedule A

(As of May 21, 2018)

Funds

Series	Annual Rate of Average Daily Net Assets
Amplify Online Retail ETF	0.65%
Amplify YieldShares CWP Dividend & Option Income ETF	0.95%
Amplify YieldShares Senior Loan and Income ETF	0.45%
Amplify Transformational Data Sharing ETF	0.90%
Amplify Advanced Battery Metals and Materials ETF	0.92%